UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 28, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bingo.com, Ltd.

File No. 333-120120-01 - CF#28191

         Bingo.com, Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 30, 2012, as amended on June 18, 2012.

         Based on representations by Bingo.com, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

         Exhibit 10.1   through March 19, 2013

         For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Loan Lauren P. Nguyen
         Special Counsel